DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

June 27, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Jason L. Drory, Christine Westbrook, Li Xiao and Jeanne Baker

Re:	Brookline Capital Acquisition Corp.

  Amendment No.1 to Registration Statement on Form S-4

  Filed May 24, 2022

  File No. 333-264222

Dear Mr. Drory, Ms. Westbrook, Ms. Xiao and Ms. Baker:

Set forth below are responses to the comment that was provided by the Commission’s staff (the “Staff”) to our client, Brookline Capital Acquisition Corp. (“BCAC” or the “Company”), by your letter dated June 22, 2022 (the “Comment Letter”), regarding the above-referenced filing.

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comment, concurrently with the filing of this letter, BCAC will file a revised draft Registration Statement on Form S-4 (the “Registration Statement”) reflecting amendments to address the Staff’s comment below.

Background of the Business Combination, page 298

Comment 1: We note your response to prior comment 5 and revised disclosure on page 304 and 310, including your disclosure that the proposed valuation took into account, among others, “data from the APX005M-004 Trial in patients with metastatic pancreatic adenocarcinoma, which had not met the expectations that existed in March 2020 for immuno-oncology therapeutics like sotigalimab)....” Please include here and on page 310 a cross reference to your disclosure on page 212 where you describe the results of the APX005M-004 trial.

Response: The Company has added the cross-references as requested by the Staff.

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June 27, 2022

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

Jeffrey Selman

cc: Samuel P. Wertheimer

Enclosures